February 13, 2024

Re: DT Cloud Acquisition Corp

Amendment No. 4 to Registration Statement on Form S-1

Filed January 23, 2024

File No. 333-267184

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

On behalf of DT Cloud Acquisition Corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 12, 2024 with respect to Amendment No. 4 to the Registration Statement on Form S-1 (“S-1”), filed on January 23, 2024, by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the revised Form S-1 (the “Revised S-1”), filed concurrently with the submission of this letter.

Amendment No. 4 to Registration Statement on Form S-1

Risk Factors, page 29

1. We note your statement that the assets in your trust account will be securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act. Please disclose the risk that you could nevertheless be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless. Please also confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response: The Company has revised the relevant disclosures on page 43 in the Revised S-1.

Management, page 105

2. Please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Stout should serve as a director. Please refer to Item 401(e) of Regulation S-K.

Response: The Company has revised the relevant disclosures on page 105 in the Revised S-1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick